SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

STARTECH ENVIRONMENTAL CORPORATION
(Name of Subject Company (Issuer))
FLH ACQUISITION CORP.
a wholly-owned subsidiary of
FRIENDLY LRL HOLDINGS, LLC
an indirect subsidiary of
LRL INVESTMENTS LTD.
(Names of Filing Persons (Offerors))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

855906103
(CUSIP Number of Class of Securities)

Sergey Mitirev
Dmitry Timoshin
16, rue de Contamines
1206 Geneve
Switzerland
+41 22 704 32 00
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Peter L. Korn, Jr.
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, NY 10020-1089
(212) 768-6700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,384,991	$1,082

*	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the offer to purchase all of the outstanding shares of common stock, no par value (“Shares”), of Startech Environmental Corporation at a purchase price of $0.65 cash per Share, without interest, and assumes the purchase of all 23,728,596 Shares outstanding as of June 13, 2009 and all options and warrants outstanding as of June 1, 2009 with respect to an aggregate of 6,094,466 Shares. The number of outstanding Shares, options, and warrants is based on information contained in Startech’s Post-Effective Amendment No. 2 to S-1 Registration Statement (Reg. No. 333-145903) filed with the Commission on July 2, 2009.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000558.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9 and Item 11.
Item 10. Financial Statements of Certain Bidders.
Item 12. Materials to be filed as Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS
EX-(99)(a)(1)(A) Offer to Purchase
EX-99(a)(1)(B) Letter of Transmittal
EX-99(a)(1)(C) Notice of Guaranteed Delivery
EX-99(a)(1)(D) Letter to Brokers
EX-99(a)(1)(E) Letter to Clients
EX-99(a)(1)(F) Guidelines for Certification
EX-99(a)(5)(A) Summary Advertisement
Ex-99(a)(5)(B) Press Release

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by FLH Acquisition Corp., a Colorado corporation (the “Purchaser”) and a wholly-owned subsidiary of Friendly LRL Holdings, LLC, a Delaware limited liability company (“Parent”) and an indirect subsidiary of LRL Investments Ltd., a company organized under the laws of the Cayman Islands, to purchase for cash all outstanding shares of common stock, no par value (the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company”), at a purchase price of $0.65 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated July 6, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal. A copy of the Offer to Purchase is attached to this Schedule TO as Exhibit (a)(1)(A), and a copy of the related Letter of Transmittal is attached to this Schedule TO as Exhibit (a)(1)(B). The Offer to Purchase and Letter of Transmittal, as each may be amended or supplemented from time to time, collectively constitute the “Offer”.

Items 1 through 9 and Item 11.

The information contained in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is hereby incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.	Financial Statements of Certain Bidders.

Not applicable.

Item 12.	Materials to be filed as Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 6, 2009.
(a)(1)(B)	Form of Letter of Transmittal with respect to the Shares.
(a)(1)(C)	Form of Notice of Guaranteed Delivery with respect to the Shares.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Form of Summary Advertisement, as published in the New York Times on July 6, 2009.
(a)(5)(B)	Press Release issued by Parent, dated July 6, 2009.
(a)(5)(C)	Press Release issued by Parent, dated June 29, 2009 (incorporated by reference to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on June 29, 2009).
(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2009

FLH ACQUISITION CORP.

By:	/s/ SERGEY S. MITIREV
Name:     Sergey S. Mitirev
Title:       Director

By:	/s/ DMITRY A. TIMOSHIN
Name:     Dmitry A. Timoshin
Title:       Director

FRIENDLY LRL HOLDINGS, LLC

By:	/s/ SERGEY S. MITIREV
Name:     Sergey S. Mitirev
Title:       Authorized Representative

By:	/s/ DMITRY A. TIMOSHIN
Name:     Dmitry A. Timoshin
Title:       Authorized Representative

LRL INVESTMENTS LTD.

By:	/s/ SERGEY S. MITIREV
Name:     Sergey S. Mitirev
Title:       Director

By:	/s/ DMITRY A. TIMOSHIN
Name:     Dmitry A. Timoshin
Title:       Director

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INDEX TO EXHIBITS

Exhibit
Number	Exhibit
(a)(1)(A)	Offer to Purchase, dated July 6, 2009.
(a)(1)(B)	Letter of Transmittal with respect to the Shares.
(a)(1)(C)	Notice of Guaranteed Delivery with respect to the Shares.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Form of Summary Advertisement, as published in the New York Times on July 6, 2009.
(a)(5)(B)	Press Release issued by Parent, dated July 6, 2009.
(a)(5)(C)	Press Release issued by Parent, dated June 29, 2009 (incorporated by reference to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on June 29, 2009).
(b)	None.
(d)	None.
(g)	None.
(h)	None.